July 8, 2005




Ofer Segev
Chief Financial Officer
Attunity Inc.
40 Audubon Road
Wakefield, Massachusetts 01880

Re:  	Attunity Ltd.
	Amendment No. 4 to Form F-3
      Filed April 20, 2005
      File No. 333-119157

      Amendment No. 1 to Form 20-F Annual Report
      For the Period Ended December 31, 2003
      Filed on November 22, 2004
      File No. 0-20892

Dear Mr. Segev:

	This is to advise you that we have limited our review to the matters identified below and have the following accounting comments.
Where indicated, we think you should revise your documents in response to these comments. With respect to the comments on the periodic reports your response should be provided as soon as possible and not later than July 18, 2005.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 20-F/A

Financial Statements
Notes to Consolidated Financial Statements
Note 2:- Significant Accounting Policies, page F-12
Research and Development Costs

1. We note your response to prior comment number four from our letter
dated April 28, 2005. Your response indicates that the "vintage method" of amortizing costs pertaining to superseded software versions is "prevalent industry practice" and is "widely used by most companies" in the industry.  We believe the method described in Q-
23
in the FASB Implementation Guide is clear and should be followed by registrants in filings with the Commission. However, if you provide us with objective and compelling evidence that the vintage method is in fact "prevalent industry practice and is widely used by most companies in the industry," as you assert in your response, we will not object to your use of that treatment.
2. In connection with this, if your auditors obtain supporting evidence from surveying other national accounting firms, provide us the results of the survey along with the names of the individuals from those firms from whom the data was obtained.

						*  *  *

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	You may contact David Edgar at (202) 551-3459 or the undersigned at (202) 551-3489 if you have questions regarding comments on the financial statements and related matters.


							Sincerely,



							Brad Skinner
							Branch Chief - Accounting


cc:  	Steven J. Glusband, Esq. (via facsimile)
	Carter Ledyard & Milburn LLP
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Attunity Ltd.
File No. 333-119157
April 8, 2005
Page 3